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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                            Commission File Number 0-22501

                           SPECTRUMEDIX CORPORATION
            (Exact name of registrant as specified in its charter)

                            2124 Old Gatesburg Raod
                       State College, Pennsylvania 16803
                                (8114) 867-8600
  (Address, including zip code, and telephone number, including area code of registrant's principal executive offices)

                  Common Stock, $0.00115 par value per share
                 Redeemable Warrants to purchase Common Stock
   Units consisting of one share of Common Stock and one Redeemable Warrant
           (Title of each class of securities covered by this Form)

                                     None
  (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)     [X]             Rule 12h-3(b)(1)(i)    [_]
Rule 12g-4(a)(1)(ii)    [_]             Rule 12h-3(b)(1)(ii)   [_]
Rule 12g-4(a)(2)(i)     [_]             Rule 12h-3(b)(2)(i)    [_]
Rule 12g-4(a)(2)(ii)    [_]             Rule 12h-3(b)(2)(ii)   [_]
                                        Rule 15d-6             [_]

     Approximate number of holders as of the certification or notice date: 101 each for the Common Stock and Warrants, the Units, which consisted of Common Stock and Warrants were separated.

     Pursuant to the requirements of the Securities Exchange Act of 1934, SpectruMedix Corporation. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date: July 13, 2001                         By: /s/ Ilan Reich
                                               --------------------------------
                                            Name: Ilan Reich
                                            Title: Chief Executive Officer